EXHIBIT 99.1

B2Gold Announces Voting Results from its 2025 Annual General and Special Meeting

VANCOUVER, British Columbia, June 20, 2025 (GLOBE NEWSWIRE) -- B2Gold Corp. (TSX: BTO, NYSE AMERICAN: BTG, NSX: B2G) (“B2Gold” or the “Company”) is pleased to announce the voting results from its Annual General and Special Meeting of Shareholders (the “Meeting”) held on Thursday, June 19, 2025. A total of 864,407,409 common shares were voted at the Meeting, representing 65.42% of the votes attached to all outstanding common shares.

Shareholders voted overwhelmingly in favour of all items of business before the Meeting. The ten director nominees listed in B2Gold’s Management Information Circular (the “Circular”) dated May 2, 2025, were elected as directors of B2Gold to hold office for the ensuing year or until their successors are elected or appointed. Detailed results of the vote for each director are set out below:

Name	Total Votes in Favour	Total Votes Withheld
Gregory Barnes	791,120,148	5,186,604
Kevin Bullock	787,025,110	9,281,643
Kelvin Dushnisky	606,644,165	189,662,587
Clive Johnson	755,333,955	40,972,797
Liane Kelly	789,718,983	6,587,770
Jerry Korpan	785,018,977	11,287,775
Thabile Makgala	792,134,499	4,172,253
Basie Maree	792,048,992	4,257,760
Lisa Pankratz	789,377,863	6,928,890
Robin Weisman	780,638,556	15,668,197

The resolutions to appoint PricewaterhouseCoopers LLP as auditor of the Company was approved with 96.60% of votes cast in favour.

The resolution regarding the Advisory Vote on the Company’s approach to Executive Compensation was approved with 93.23% of votes cast in favour.

A report on all items of business voted on at the Meeting has been filed on Sedar+ at www.sedarplus.com.

About B2Gold

B2Gold is a responsible international senior gold producer headquartered in Vancouver, Canada. Founded in 2007, today, B2Gold has operating gold mines in Mali, Namibia and the Philippines, the Goose Project under construction in northern Canada and numerous development and exploration projects in various countries including Mali, Colombia and Finland.

ON BEHALF OF B2GOLD CORP.

“Clive T. Johnson”
President & Chief Executive Officer

The Toronto Stock Exchange and NYSE American LLC neither approve nor disapprove the information contained in this news release.

Source: B2Gold Corp.

For more information on B2Gold please visit the Company website at www.b2gold.com or contact:

Michael McDonald
VP, Investor Relations & Corporate Development
+1 604-681-8371
investor@b2gold.com

Cherry DeGeer
Director, Corporate Communications
+1 604-681-8371
investor@b2gold.com